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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF OCTOBER 2002


                           CLP POWER HONG KONG LIMITED
                         (Registrant's name in English)


                                147 Argyle Street
                               Kowloon, Hong Kong
              (Address of Registrant's principal executive office)



     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F  X  Form 40-F
                                     ---           ---


     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No  X
                                      ---    ---


     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
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Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:


Exhibit

Form D2 - Notification of Changes of Secretary and Directors filed with the Companies Registry in Hong Kong on 17 October 2002.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     FOR AND ON BEHALF OF
                                                     CLP POWER HONG KONG LIMITED



                                              By:    /s/ Peter W. Greenwood
                                                     ---------------------------
                                              Name:  Peter W. Greenwood
                                              Title: Company Secretary


Date: November 5, 2002